

May 15, 2014

<u>Via E-mail</u>
Mr. Timothy M. Marquez
Chief Executive Officer
Denver Parent Corporation
370 17th Street, Suite 3900
Denver, Colorado 80202-1370

> **Re: Denver Parent Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 18, 2014**
> **File No. 333-191602**

Dear Mr. Marquez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4 as amended on April 18, 2014</u>

<u>General</u>

1.   We note your response to prior comment 4 from our letter to you dated November 4, 2013. Please explain to us how you calculated the proposed maximum aggregate offering price of the securities to be offered and issued in the registration statement for interest that may be paid in-kind with PIK Notes.

<u>Prospectus Summary, page 1</u>

<u>Our Company, page 1</u>

2.   We note you disclose the price of your natural gas determined after the application of adjustments for regional differentials and other factors such as Btu content in terms of

dollars per million Btu ($/MMBtu). Since the Btu content has already been considered in determining the adjusted gas price, please revise your disclosure on page 1 and in each instance throughout your filing to express the adjusted price in terms of dollars per thousand cubic feet ($/Mcf).

Business and Properties, page 50

Production, Prices, Costs and Balance Sheet Information, page 57

3.   We acknowledge your response to comment 7 in our letter dated November 4, 2013 and the disclosure provided on page 58 relating to the production volumes expressed in thousands of barrels of oil equivalent (MBoe) for each field that exceeds 15% of your total proved reserves. Please expand your tabular presentation to disclose the production volumes by final product sold for oil and natural gas pursuant to the disclosure requirements of Item 1204(a) of Regulation S-K.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4.   The report from your independent accountant makes reference to your financial statements as of December 31, 2013 and 2012 and the years then ended. However, it appears that you have presented financial statements for each of the fiscal years ended December 31, 2013, 2012, and 2011. Please obtain and file a revised report from your independent accountant. Refer to Rule 2-02 of Regulation S-X.

Supplemental Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited), page F-36

Estimated Net Quantities of Natural Gas and Oil Reserves, page F-38

5.   We acknowledge your response to comment 23 in our letter dated November 4, 2013 and the disclosure provided on page F-39 relating to an explanation for the changes in your proved reserves attributable to the extensions for each of the periods ending 2011, 2012 and 2013. However, we note you have not provided an explanation for the significant changes relating to the revisions of previous estimates or the sales of reserves in place. For example, the change relating to the revisions of previous estimates in crude oil, liquids and condensate is approximately 14% of the beginning year reserves for the period ending 2011 and the change in natural gas is approximately 12% and 20% of the beginning year reserves for the periods ending 2011 and 2013, respectively. Additionally, the change relating to the sales of natural gas reserves in place is approximately 86% of the beginning year reserves for the period ending 2012. We re-issue our prior comment in part to expand your disclosure to include an appropriate

explanation of the significant changes in your in the net quantities of your proved reserves for each of the periods presented.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding issues related to the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                    Sincerely,

                    /s/H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director

cc: Charles H. Still, Jr.